June 15, 2006

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Owen Pinkerton
Senior Counsel

Re: Hotel Outsource Management International, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 0-50306
Filed on May 31, 2006

Dear Mr. Pinkerton:

We are in receipt of your letter dated June 12, 2006, and wish to respond as follows:

1.
As per your request, we have identified the stockholders who make up the Majority Stockholders, and have included the reasons the two directors are being removed. We have also provided biographical information for the two directors that will be removed;

2.
In the rights offering for which HOMI filed a Form 8-K on March 8, 2006, the company relied on Section 4(2) of the Securities Act of 1933. This offering was made exclusively to existing shareholders. There was no general solicitation or advertising, and all investors purchased their shares without the intent to resell. Each offerer received an offering memorandum. The share certificates issued bear restrictive legends.

Hotel Outsource Management International, Inc. acknowledges the following:

•	The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant;

•
The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing;

•	The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Very truly yours,

/s/Andrea I. Weinstein
Andrea I. Weinstein